FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	May 30, 2008	WRITER’S DIRECT LINE 414.297.5662 sbarth@foley.com EMAIL
VIA EDGAR AND FEDERAL EXPRESS		CLIENT/MATTER NUMBER 052560-0725

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	The Marcus Corporation
Form 10-K for Fiscal Year Ended May 31, 2007
Filed August 14, 2007
Form 10-Q for the Period Ended February 28, 2008
Filed April 8, 2008
Definitive 14A
Filed September 12, 2007
File No. 001-12604

Dear Mr. Woody:

        On behalf of our client, The Marcus Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 23, 2008 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the fiscal year ended May 31, 2007

General

1.	Please correct the file number on your Form 10-K cover page to reflect the accurate file number for your filings. Please note that your file number for reports filed under the Securities Exchange Act of 1934 is 1-12604, not 1-12609 as noted on your Form 10-K.

        The Company will correct its file number in all relevant future filings under the Securities Exchange Act of 1934.

Item 1 – Business, Page 2

2.	Please include a cross reference to the financial information about your business segments contained in your financial statements. We refer you to Item 101(b) of Regulation S-K.

        In all relevant future filings, the Company will include a cross-reference to the financial information about its business segments contained in its financial statements pursuant to Item 101(b) of Regulation S-K.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Mr. Kevin Woody
May 30, 3008

Item 7. Management’s Discussion and Analysis

Theaters, Page 22

3.	Please disclose the portion of your theater revenues derived from ticket sales and concession sales, respectively. Also, if used by management, please disclose the average ticket price per person and discuss whether an increase in ticket prices contributed to an increase in revenues for the period. Similarly, please disclose the actual amount of concession sales per person and discuss whether the increase is attributed to increases in price or volume of sales.

        The Company specifically provided separate line item disclosures in its summary financial results table on Page 22 of its fiscal 2007 Form 10-K setting forth the respective portions of its theatre revenues derived from box office revenues (i.e., ticket sales) and concession revenues for each of its last three fiscal years.

        The Company does not believe that disclosing its average ticket price per person and/or its average concession sales per person provides any additional meaningful information to investors to better understand the Company’s results of operations or financial statements. On the contrary, the Company believes that such disclosure may cause it competitive harm and may adversely affect its customer relationships and, therefore, its results of operations and shareholder value. The Company notes, in this regard, that it already describes the comparative period percentage changes in both its average ticket price per person and average concession sales per person, including the reasons therefor and the general impact that such percentage changes have had on the Company’s comparative period theatre division revenues, so that investors may clearly understand how and why such historical trends have impacted comparative period theatre results and may impact future theatre results. The Company’s management uses this trend data, rather than the nominal dollar amount of its average ticket price per person and average concession sales per person, to analyze relevant financial performance trends in its theatre business. The Company believes that the stock market research analysts that follow the Company similarly effectively utilize this percentage change data to assess relevant financial performance trends in the Company’s theatre business. However, in order to be responsive to the Staff’s comment, in relevant future filings, the Company intends to enhance its disclosures regarding the relative quantitative impact on its theatre division revenues resulting from comparative period changes in its average ticket price per person and average concession sales per person. Specifically, the Company intends in relevant future filings to quantify the aggregate dollar amount and percentage impact that such comparative period relative percentage changes in each of its average ticket price per person and average concession sales per person have had on the Company’s comparative period theatre division revenues. Similarly, in order to be responsive to the Staff’s comment, the Company also intends in relevant future filings to provide more descriptive information on the factors impacting such comparative period changes (including, with respect to changes in comparative period average concession sales per person, the relative extent to which such changes were the result of changes in price and/or sales volume). The Company believes that providing this additional disclosure regarding the trends and factors which are similarly assessed by the Company’s management will further help enhance investors’ understanding of the trends then affecting its historical comparative period theatre results and which may impact its then expected future theatre division results.

Mr. Kevin Woody
May 30, 3008

Hotels and Resorts, Page 25

4.	Please disclose actual amounts of RevPAR, occupancy, and average daily room rate for each of the periods reported. Currently, you disclose only the percentage change.

        The Company does not believe that disclosing the actual amounts of its comparative period RevPAR, occupancy and/or average daily room rate provides any additional meaningful information to investors to better understand the Company’s results of operations or financial statements. On the contrary, the Company believes that such disclosure may cause it competitive harm and may adversely affect its customer relationships and, therefore, its results of operations and shareholder value. The Company notes, in this regard, that it already describes the comparative period percentage changes in its RevPAR, occupancy and average daily room rate, including the reasons therefor and the general impact that such percentage changes have had on the Company’s comparative period hotels and resorts division revenue, so that investors may understand how and why such historical trends have impacted comparative period hotels and resorts division results and may impact future hotels and resorts division results. The Company’s management uses this trend data, rather than the nominal amount of its RevPAR, occupancy and/or average daily room rate, to analyze relevant financial performance trends in its hotels and resorts business. The Company believes that the stock market research analysts that follow the Company similarly effectively utilize this percentage change data to assess relevant financial performance trends in the Company’s hotels and resorts business. However, in order to be responsive to the Staff’s comment, in relevant future filings, the Company intends to enhance its disclosures regarding the relative quantitative impact on its hotels and resorts division revenues of changes in its comparative period RevPAR, occupancy and/or average daily room rate. Specifically, the Company intends in relevant future filings to further quantify the aggregate dollar amount and percentage impact that such comparative period relative percentage changes have had on the Company’s comparative period hotels and resorts division revenues. The Company believes that providing this additional disclosure regarding the trends and factors which are similarly assessed by the Company’s management will further help enhance investors’ understanding of the trends then affecting its historical comparative period hotels and resorts division results and which may impact its then expected future hotels and resorts division results.

5.	Please furnish us with copies of the relevant portions of the Smith Travel Research reports that you reference in the last paragraph on Page 25 and again in the third paragraph on Page 27. Please mark the copies to highlight the information that supports your disclosure.

        Accompanying the copy of this response provided to the Staff by Federal Express, we are supplementally providing a copy of the relevant portions of the referenced Smith Travel Research reports, together with the Company’s spreadsheet which compiles and aggregates these monthly statistics so that appropriate and accurate fiscal year-over-fiscal year comparisons may be made by the Company. Such reports have been highlighted to reflect the information that is compiled by the Company to support the referenced disclosure.

Mr. Kevin Woody
May 30, 3008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Earnings, Page 39

6.	Please tell us how your current presentation of Equity losses from unconsolidated joint ventures, net complies with Rule 5-03(b) of Regulation S-X. Please also consider the presentation of this line item within your periodic filings on Form 10-Q as well.

        The Company notes that Rule 5-03(b)13 of Regulation S-X specifically states that “if justified by the circumstances, this item (equity in earnings of unconsolidated subsidiaries) may be presented in a different position and a different manner” than that suggested in Rule 5-03(b). Rule 5-03(b)13 further references Section 210.4-01(a), which notes that “financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto.”

        We specifically note that on Page 20 of the Company’s fiscal 2007 Form 10-K under the subheading Management Discussion and Analysis – Current Plans section, the Company states that “a number of the projects that we are currently exploring may also include some small equity investments.” The Company believes that equity earnings or losses from unconsolidated joint ventures is currently a significant line item, and may in the future be even a more significant line item, for the reader of its financial statements, as further evidenced by the Company’s inclusion of this line item in its business segment footnote to its financial statements. As a result, it is the Company’s belief that the “significance and character” of this specific line item dictates that it should be presented in a position and manner generally accepted by other similar theatre and lodging companies, so that “in light of the circumstances under which they are made, the [financial statements] are not misleading” (Section 210.4-01(a)).

        In this regard, the Company has specifically reviewed the earnings statements of companies in its peer group index, as well as other large theatre and lodging companies, such as Marriott International, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Cinemark Holdings, Inc. As a consequence, the Company’s decision to present Equity losses from unconsolidated joint ventures as a pre-tax line item in the “Other Income/Expense” section of the Company’s earnings statements in its Form 10-K and 10-Q filings is further supported by the fact that the Company found this presentation to be the predominant form and order used by these peer companies for this specific line item.

Definitive 14A for the fiscal year ended May 31, 2007

Election of Directors, Page 3

7.	Please describe the business experience during the past five years of each director and each person nominated to become a director. Please refer to Item 401(e) of Regulation S-K.

        Each director has held the same principal occupations and employment listed for at least the last five years. The Company will clarify this information in its proxy statement for its 2008 annual meeting of shareholders, and in all other relevant future filings.

Mr. Kevin Woody
May 30, 3008

Compensation Discussion and Analysis

Role of Our Compensation Committee, Page 11

8.	We note that the committee uses benchmark data in determining compensation amounts. Please revise to identify the peer companies used and the specific compensation components used in those comparisons. Also, please clarify whether the comparisons are limited to base salaries of similarly situated executives or if other data from peer companies is also used. In your disclosure regarding base salary of your named executive officers, please clearly describe how these benchmarks compared to the base salaries awarded to each person.

        Watson Wyatt provided the Company’s Compensation Committee, in connection with its compensation decisions described in the Company’s 2007 proxy statement, with proprietary and confidential general market survey data on the base salaries and total direct compensation (i.e., base salaries and bonuses) for executives that are similarly titled or hold similar positions to those of the Company’s named executive officers within the five general sector and industry categories set forth on Page 11 of the Company’s 2007 proxy statement. Watson Wyatt did not provide, and, in making its decisions, the Company’s Compensation Committee did not receive or review, and was not aware of, the identities of the individual peer group companies that comprised Watson Wyatt’s general market survey data used by the Committee.

        The Company already describes on Page 11 of its 2007 proxy statement the two compensation components which the Compensation Committee receives and analyzes from the general market survey data provided to it by Watson Wyatt – namely, base salary and total direct compensation (i.e., base salary and bonus).

        In order to be responsive to the Staff’s comment, the Company will expand its disclosure in its 2008 proxy statement and all other relevant future filings to more specifically describe how the Company’s named executive officers’ base salaries compare to the general market survey data on the base salaries of similarly situated executives provided to the Compensation Committee by Watson Wyatt (or any other compensation consultant used by the Committee).

Base Salary, Page 12

9.	Please expand your discussion of base salary awards to explain specifically how each of the seven factors was used to determine individual base salaries. For example, under the third factor, describe each executive officer’s past and anticipated future contributions to your performance and how the committee’s evaluation of performance factored into the amount of salary awarded. Provide similarly detailed disclosure for each factor.

        The seven listed factors disclosed on Page 12 of the Company’s 2007 proxy statement were only generally, and not individually or separately, analyzed, assessed and weighted by the Compensation Committee in its determination of the amount of base salary of each individual named executive officer. Rather, the Compensation Committee subjectively assessed these factors in the aggregate based on the recommendations of the Company’s chief executive officer for all named executive officers other than himself and, in the case of the Company’s chief executive officer, by the Committee on its own accord. However, in order to be responsive to the Staff’s comment, the Company will more clearly reflect this decision-making process in its 2008 proxy statement and in all other relevant future filings. Additionally, in its 2008 proxy statement and all other relevant future filings, the Company will describe whether any of the individual seven factors, or any other specific aspects of individual performance, have a material impact on any of the Committee’s decisions with respect to the base salary of any of the Company’s named executive officers.

Mr. Kevin Woody
May 30, 3008

Cash Bonuses, Page 12

10.	Please disclose how the compensation committee evaluated individual performance measures, including achievements related to advancing entrepreneurial spirit. We note that each individual successfully achieved his respective individual performance criterion.

        Given the discretionary and subjective nature of the Compensation Committee’s assessment of individual performance, the Company believes that its disclosure provides all relevant material information with respect to how the Compensation Committee’s consideration of individual performance measures resulted in the achievement of the specified cash bonus compensation payout amounts for its named executive officers. Individual performance measures, including achievements relating to advancing entrepreneurial spirit, with respect to each individual executive officer were subjectively analyzed on a discretionary basis by the Compensation Committee based on the recommendations of the Company’s chief executive officer for all named executive officers other than himself and, in the case of the Company’s chief executive officer, by the Committee on its own accord. However, in order to be responsive to the Staff’s comment, the Company will more clearly reflect this decision-making process in its 2008 proxy statement and all other relevant future filings. Additionally, in order to be responsive to the Staff’s comment, in its 2008 proxy statement and all other relevant future filings, the Company will describe whether any specific individual performance measure has a material impact on any of the Committee’s decisions with respect to the cash bonuses of any of the Company’s named executive officers.

11.	Please disclose the Adjusted EBITDA target amount for 2008.

        The Company did not disclose its fiscal 2008 Adjusted EBITDA targets in its 2007 proxy statement for two principal reasons: First, the Company believes that such disclosure is not required because the Company believes that establishing its future financial performance targets for annual executive bonus payment purposes for its then current fiscal year (i.e., fiscal 2008) did not constitute actions with respect to executive compensation taken after the end of the Company’s 2007 fiscal year that could affect a fair understanding of the Company’s named executive officers’ compensation for fiscal 2007, and also because the Company believes that such targets are not material to an understanding of the Company’s executive compensation program. Second, the Company believes that such disclosures would likely be viewed by competitors and the investing public market as projections of future expected financial results and, as a result, would provide third parties with confidential information that would cause the Company competitive harm.

Mr. Kevin Woody
May 30, 3008

        Compliance with Instruction 2 to Item 402(b) of Regulation S-K

        Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2”) provides that a reporting company’s executive compensation discussion and analysis should also cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Although the Compensation Committee changed its financial performance target metric for assessing the relative achievability of the financial performance portion of the Company’s named executive officers’ targeted level of potential incentive cash bonus awards from “economic profit” in fiscal 2007 to “Adjusted EBITDA” in fiscal 2008, the Company disclosed on Page 14 of its 2007 proxy statement that it expected that “the level of achievability of these targets will be consistent with the relative level of achievement of our historical financial targets.” Accordingly, the Company did not disclose, and does not believe under its facts and circumstances that Instruction 2 requires disclosure of, the Company’s future fiscal 2008 performance targets because such financial performance targets were substantially similar in expected achievability to the financial performance targets used to determine the relative achievability of the financial performance portion of the specifically disclosed level of its named executive officers’ fiscal 2007 bonus awards. Therefore, since the extent of potential fiscal 2008 bonus award payouts is based on the disclosed percentage of each named executive officer’s fiscal 2008 base salary, because the Committee’s use of fiscal 2008 Adjusted EBITDA targets as the metric for determining the relative level of achievability of the financial performance portion of the established potential bonus levels did not involve a material change from the financial performance targets used for fiscal 2007 and such targets are not believed by the Company to be material to an understanding of the Company’s executive compensation for fiscal 2007, the Company believes that disclosure is not required by Instruction 2.

        Further, the Compensation Committee, like the compensation committees of many reporting companies, routinely makes a number of executive compensation-related determinations after the end of its fiscal year. These determinations fall into two general categories. First, determinations with respect to compensation earned in the prior fiscal year, such as final fiscal 2007 annual cash bonus decisions; and second, determinations with respect to compensation for the then current fiscal year, such as fiscal 2008 base salary amounts, fiscal 2008 annual cash bonus award potential ranges (based on a determined percentage of the executive’s new base salary), fiscal 2008 annual cash bonus award financial targets and individual performance goals, and fiscal 2008 equity awards. The Company believes that the express language of Instruction 2 governs the first situation; in fact, consistent with Instruction 2, the Company disclosed such actions in the last paragraph on Page 12 of its 2007 proxy statement under the sub-heading Elements of Compensation – Base Salary. However, with respect to the second situation, Instruction 2 by its terms does not apply to determinations of future compensation made in fiscal 2008 for fiscal 2008, particularly where such determinations are not material and would not “affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” (Emphasis added.) In this regard, the Company did disclose in its 2007 proxy statement the Committee’s decisions on fiscal 2008 base salary amounts, fiscal 2008 total annual cash bonus award potential ranges and fiscal 2008 equity awards for all of its named executive officers. However, since the actions of the Compensation Committee in fiscal 2008 with respect to establishing its fiscal 2008 annual bonus award financial performance targets did not affect an understanding of its fiscal 2007 compensation for its named executive officers, the Company believes that no disclosure is required under Instruction 2. The Company believes that the information that is significant to shareholders is the potential incentive bonus award level that could be realized by named executive officers for fiscal 2008 (based on the disclosed percentage of each individual named executive officer’s new base salary) and how the named executive officers’ incentive bonus award potential relates to the relative achievement of the financial performance targets and individual performance criteria in the fiscal year to which the targets relate (and how such relative level of bonus achievability relates to the relative level of achievability of fiscal 2007 bonus amounts), which is the disclosure contained on Page 14 of the Company’s 2007 proxy statement.

Mr. Kevin Woody
May 30, 3008

        Moreover, we note the Staff’s interpretation of the disclosure requirements relating to executive compensation in connection with the recent amendments to Form 8-K, when the Commission placed all executive compensation information in Item 5.02 of Form 8-K. Instruction 2 to Item 5.02(e) of Form 8-K provides that awards to named executive officers made pursuant to a plan, which are materially consistent with the previously disclosed terms of such plan, need not be disclosed in a current report on Form 8-K, provided that the award is subsequently disclosed when next required by Item 402 of Regulation S-K (which in the ordinary course would be a proxy statement for an annual meeting held following the fiscal year). The approach taken in Instruction 2 to Item 5.02(e) is consistent with the Company’s determination that the specific fiscal 2008 financial performance targets underlying the disclosed level of potential fiscal 2008 target bonus amounts do not constitute material changes in compensation and suggests that once the structure and general terms of such awards have been previously disclosed to investors, the specific terms of any single award are not deemed to be of such materiality to an investor that the Commission requires prompt current disclosure of the award. To the contrary, Instruction 2 to Item 5.02(e) deems it sufficient to wait for the terms of such award to be disclosed in the registrant’s next proxy statement or registration statement. Accordingly, requiring the immediate disclosure of the Company’s fiscal 2008 financial performance targets underlying the achievement of the disclosed level of potential fiscal 2008 bonus awards in its proxy statement for the preceding year would be inconsistent with both the rationale and position taken in Instruction 2 to Item 5.02(e).

        The Company did disclose on Page 14 of the Company’s 2007 proxy statement, and will continue to disclose in its 2008 proxy statement and all other relevant future filings, the relative annual cash bonus award levels that the named executive officers could expect to receive for achievement of its fiscal 2008 Adjusted EBITDA targets and the relative level of expected achievability of such fiscal 2008 financial targets compared to the prior fiscal year’s financial targets.

        Competitive Harm

        The Company acknowledges the standard for confidential commercial or financial information, the disclosure of which would cause competitive harm identified by the Staff in response to Question 3.04 of the Interpretive Guidance regarding Item 402 of Regulation S-K – Executive Compensation (last updated August 8, 2007). We note that courts analyzing Exemption 4 of the Freedom of Information Act (“Exemption 4”) have addressed whether the disclosure of certain information would cause substantial competitive injury. The court in National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks II”), held that, where disclosing parties face competition, the disclosure of extremely detailed and comprehensive financial records made “the likelihood of substantial harm to their competitive positions … virtually axiomatic.” 547 F.2d at 684. Other courts have gone on to indicate that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Indus., Inc. v. United States Customs & Border Protection Bureau, 457 F. Supp. 2d 6, 8-10 (D.D.C. 2006) (holding that information that is not harmful on its face but, when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4).

Mr. Kevin Woody
May 30, 3008

        Further, courts have upheld the redaction and confidential treatment of financial information, including income projections, pro forma and other financial statements, repayment and equity ratio analyses containing information similar to the Company’s Adjusted EBITDA targets, where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Dep’t of Agric., No. Civ. 03 C 195-SBC, 2005 WL 1241141, at *7 (D.D.C. 2005) (“PETA”) (citing National Parks II, 547 F.2d at 684); see also Gulf & W. Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4); Nat’l Cmty. Reinvestment Coal. v. Nat’l Credit Union Admin., 290 F. Supp. 2d 124, 135 (D.D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4).

        In the first quarter of fiscal 2008, the Compensation Committee established fiscal 2008 Adjusted EBITDA targets for purposes of determining the relative potential achievability of the financial performance portion of the targeted potential fiscal 2008 annual cash bonus amounts payable to its named executive officers for fiscal 2008 based upon the Company’s internal budgets and projections for its forthcoming 2008 fiscal year. The Company does not provide any guidance or other disclosure to the public investing market of its future anticipated Adjusted EBITDA or any other confidential financial performance targets and the Company has never disclosed and has maintained the strict confidentiality of its yearly internal budgets and projections of Adjusted EBITDA and all other confidential financial performance goals and objectives.

        A significant part of the Company’s business is based on creating sustained growth in long-term shareholder value through obtaining and renewing long-term theatre and hotel and resort management contracts, and through developing new or expanded capital-intensive theatre and hotel and resort projects that it often designs, develops and builds itself or with a joint venture partner, or acquires from others. In each of these areas, the Company is subject to intense competition and is involved with sophisticated counterparties. It competes vigorously for these contracts, projects and acquisitions, often in auctions or privately negotiated situations, and otherwise typically engages in detailed and intense negotiations on the terms and conditions of such transactions. To disclose its specific future Adjusted EBITDA or other confidential financial performance targets during a current fiscal year would provide the Company’s competitors, customers, joint venture partners and other third parties with whom it seeks to contract, engage in joint ventures or acquire projects or businesses with detailed financial information and insights not currently publicly available. This information would arm these third parties with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business and financial goals, ability (or lack thereof) to be flexible in achieving them, and its cash and other resources available to accomplish these goals, as well as an unfair insight into the expectations of management regarding new contracts, contract renewals and extensions, and planned joint ventures, acquisitions and asset dispositions. This detailed information would be used by competitors, customers, joint venture partners and other third parties with whom the Company seeks to contract to modify their competing proposals and/or negotiating positions to the detriment of the Company in contract and joint venture negotiation situations, alter their proposed purchase prices and other financial terms in prospective acquisitions (or demands in prospective asset dispositions) and joint venture relationships, and otherwise gain a competitive advantage and insight into the economic drivers of the operation and expansion of the Company. Accordingly, consistent with PETA, where the release of financial information, including projections of income and other financial information, was determined to be likely to cause substantial competitive harm, the public disclosure by the Company of its future confidential financial performance targets would provide competitors, customers, joint venture partners and other third parties with substantial insight into the Company’s financial picture, potentially exposing weaknesses that competitors, customers, joint venture partners and other third parties could exploit, thereby satisfying the Company’s obligation of demonstrating a likelihood of substantial competitive injury.

Mr. Kevin Woody
May 30, 3008

        Moreover, the Company has never provided, and does not intend in the future to provide, guidance to the investing public market regarding either its specific targeted goal or range of expected Adjusted EBITDA or any other confidential financial performance measures for future periods. The Company’s strategic plans and budgeted financial expectations for future periods may take into account a variety of possible events which could occur during that period, including acquisitions, dispositions, new project developments, new joint ventures, new management contracts or renewals or expirations of existing management contracts, expected financings and business plans, as well as the Company’s expectations for the profitability of its projects and the state of the overall industry of its business segments and the markets for its properties. All of these expectations and general plans are incorporated to varying degrees in its confidential budgets and projected Adjusted EBITDA and other confidential financial performance measure targets. Publicly disclosing the Company’s confidential budgets and specific targets of Adjusted EBITDA or other confidential financial performance targets for future periods would telegraph to the Company’s competitors, customers, joint venture partners and other third parties important non-public information about the Company’s expected cash position, operating performance and business plans for such matters as acquisitions, dispositions, joint ventures, management contracts, and strategies for entering new markets. In addition, such public disclosure may confuse investors. The Company typically sets its Adjusted EBITDA targets for purposes of its incentive cash bonus payouts based on “stretch” goals rather than on its budgeted expected EBITDA. Accordingly, if investors view the Adjusted EBITDA targets as guidance, research analysts’ and investors’ price targets and valuation models may be mistakenly inflated and, consequently, mislead the investing public.

        In short, disclosure of the Company’s future fiscal 2008 Adjusted EBITDA targets would hinder management’s ability to achieve its most important goal: creating sustained growth in long-term shareholder value. It is because of the relevance and relationship of its future period Adjusted EBITDA targets to the Company’s business strategy that such targets have been used by the Compensation Committee to establish the financial targets for the achievability of a significant part of its named executive officers’ annual cash incentive bonus compensation. In fact, because of the competitive harm that would likely result from the public disclosure of the Company’s future Adjusted EBITDA targets, if the Company was required by the Staff to publicly disclose such future confidential financial targets, it would discontinue using such targets as a basis to determine the achievability of the established level of potential bonus award payouts. The Company does not believe such a result would best serve the intended purpose of attempting to better link executive pay with financial performance, but, nonetheless, the Company believes that such a change would be necessary to protect its competitive position and its ability to generate long-term shareholder value. Consequently, the Company believes disclosure of its future fiscal 2008 Adjusted EBITDA targets would cause competitive harm to the Company within the meaning of Exemption 4 and consistent with the case law interpretations of competitive harm discussed above.

Mr. Kevin Woody
May 30, 3008

Equity Awards, Page 14

12.	Please disclose how the five factors listed on Page 14 were evaluated and how they resulted in the equity awards granted for 2007 and 2008. We note that each named executive officer received the same amount.

        The five listed factors were only generally, and not individually or separately, analyzed, assessed or weighted by the Compensation Committee in its discretion with respect to determining the equity grants made in fiscal 2007 and 2008 for each individual named executive officer. These factors were subjectively assessed in the aggregate by the Compensation Committee in its discretion based on the recommendations of the Company’s chief executive officer for all named executive officers other than himself (as disclosed, the Company’s chief executive officer is not eligible for equity awards under the Company’s equity plans). The Company notes in this regard that all of the Company’s non-CEO named executive officers are extremely experienced and have held their respective executive positions with the Company for in excess of 14 years each. As a result, the Company’s chief executive officer and its Compensation Committee believe that all members of its named executive officer team are equally important to the relative long-term success of the Company and, consequently, the equity awards granted in fiscal 2007 and 2008 were the same for all such named executive officers. However, in order to be responsive to the Staff’s comment, the Company will more clearly reflect such decision-making process in its 2008 proxy statement and all other relevant future filings. Additionally, in its 2008 proxy statement and all other relevant future filings, the Company will describe if any of the individual five factors, or any other specific aspects of individual performance, have a material impact on any of the Committee’s decisions with respect to equity awards granted to any of the named executive officers.

Pension Benefits, Page 23

13.	We note in the Pension Benefits Table on Page 23 that Mr. Stephen Marcus is credited with 45 years of service. Please disclose, if any, your policies with regard to granting extra years of credited service. We refer you to Item 402(h)(3)(v) of Regulation S-K.

        Mr. Stephen Marcus has been employed by the Company for over 45 years. The Company does not grant extra years of credited service under its supplemental plan. In response to the Staff’s comment, the Company will clarify in its 2008 proxy statement and in all other relevant future filings that the maximum number of credited years of service under its supplemental plan is 30, will revise the disclosure for Mr. Marcus to 30 years of credited service and will include a footnote quantifying the difference between his actual and credited years of service as required by Instruction 4 to Item 401(h)(2).

Mr. Kevin Woody
May 30, 3008

Nonqualified Deferred Compensation, Page 24

14.	We note your statement that “[t]he amounts set forth [in the Nonqualified Deferred Compensation Table] should not be added to the amounts set forth in the Summary Compensation Table.” We also note, however, that pursuant to footnote 5 to the Summary Compensation Table, the numbers in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column include above-market earnings in your Deferred Compensation Plan. Please clarify this disclosure and provide a footnote, if appropriate, to your Nonqualified Deferred Compensation Table quantifying the extent to which the amounts reported in the “Aggregate Earnings” column are reported as compensation in your Summary Compensation Table. We refer you to the Instruction to Item 402(i)(2) of Regulation S-K.

        The Company will comply with the Staff’s comment in its 2008 proxy statement and in all other relevant future filings by providing a footnote to its Nonqualified Deferred Compensation Table quantifying the extent to which the amounts reported in the “Aggregate Earnings” column are reported as compensation in its Summary Compensation Table.

*  *  *  *  *

        The Company understands that this response will be considered confirmation of the Company’s awareness of its obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody
May 30, 3008

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Thomas F. Kissinger, the Company’s Vice President, General Counsel and Secretary, at 414-905-1390.

Very truly yours, /s/ Steven R. Barth Steven R. Barth

Enclosures

cc:	Douglas Neis – The Marcus Corporation Thomas Kissinger – The Marcus Corporation